FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	February 24, 2021	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	February 24, 2021 Press Release

Celebrating 100 years

NEWS RELEASE

CN Undertakes Major New Environmental, Social and Governance Initiatives

MONTREAL, February 24, 2021 – The Board of Directors of CN is pleased to announce measures that will reinforce the Company’s status as a leader in Environmental, Social, and Governance (ESG) among North American Class 1 railroads and across the transportation sector, including improvements to the effectiveness, transparency and accountability of the Board in line with emerging best practices. Our longer-term goal is to be at the leading edge of ESG best practices across North America and globally.

The new ESG measures include the creation of the CN Indigenous Advisory Council, an annual advisory vote on CN’s climate change action plan, and a commitment to a Board of Directors that has at least 50 percent of the independent directors come from diverse groups, including gender parity, in 2022. They also encompass a revamping of governance policies to reduce the age limit and tenure of Directors, to restrict further the number of other boards on which Directors can serve, and to reduce the size of the Board.

CN believes strongly that successful companies must engage in open and meaningful dialogue with all stakeholders, including shareholders. We recognize that ESG responsibility is becoming a key priority for many of our investors, customers and employees as well as for the communities in which we operate. We are grateful for the input that has helped inform the ESG initiatives outlined today.

“Over the 25 years since privatization, the Company has strived to reflect best practices in board governance and recognizes that those practices have evolved in nature and expanded in scope to include much broader criteria. As we set the strategy and governance of CN for the next phase of our growth and stewardship, the Board is seized with the imperative of ensuring its governance practices reflect best-in-class ESG practices.” – Robert Pace, Chair of the Board of CN.

Indigenous Advisory Council

The Board of Directors is pleased to announce the creation of the CN Indigenous Advisory Council (“IAC”), an independent body comprised of Indigenous peoples from across the country. The Council’s mandate is to provide advice to the Board and senior management on issues that either the Company or the IAC believe are relevant to CN. Among the goals of the IAC is to reinforce diversity and inclusion through policies and procedures that reflect these principles.

The co-chairs and full membership of the IAC will be announced before CN’s Annual General Meeting following consultation with representative Indigenous leaders and organizations.

“CN operates within or adjacent to nearly 200 different reserve lands of more than 110 First Nations and Metis territories in eight provinces. The Indigenous Advisory Council builds on the foundation of the CN Aboriginal vision. This initiative strengthens our relations with indigenous communities and formalizes them as part of our ESG commitments.” - Robert Pace, Chair of the Board of CN.

Advisory Vote on Climate Action Plan

Another key element of our renewed ESG commitments is an annual advisory vote on the Company’s climate action plan announced earlier this month. The first such non-binding vote will occur at CN’s Annual General Meeting of Shareholders (AGM) on April 27, 2021. It complements CN’s long-standing and robust climate change disclosures, public reporting of its greenhouse gas emissions, its strategy to reduce GHG emissions, as well as its year-over-year progress since 2009 in achieving emission reductions.

The Company will be part of the climate solution, and is committed to continuous improvement through actions, transparency and reporting. CN is one of only three Canadian companies listed on CDP’s* prestigious Climate A List.

Diversity Commitments

Increasing the diversity of the Board of Directors and the senior management of the company to better reflect its communities and customers is an essential element in sustaining CN’s competitive success and maintaining the confidence of our stakeholders. The Board has set a target of at least 50 percent of the independent directors coming from a broader range of diverse groups, including gender parity, by the end of 2022.

Updated Board Governance Policies

Best practices are evolving in Canada and the United States with respect to the size of corporate boards, the tenure of directors, the retirement age of directors and the number of boards a director should serve on.

Reflecting these trends, CN’s Board of Directors is updating its corporate governance policies to: reduce the board size to ten independent directors plus the CEO; ensure that all directors are subject to a 14-year tenure limit by removing the current grandfathering provision; lowering the retirement age for directors from 75 to 72; and, changing the policy on over-boarding to permit directors to serve on a maximum of three public boards including CN. These governance changes will take effect as of the April 2021 AGM.

Directors Not Standing for Re-Election

These new governance measures are unanimously supported by the board and are an integral element of our sustained success in the future. As a result, a number of directors have advised that they will not stand for re-election at the upcoming AGM. Those directors are Don Carty, Maureen Kempston Darkes, Gordon Giffin, Edith Holiday and Denis Losier.

“I want to take this opportunity, on behalf of the entire CN family, to thank these distinguished Directors for their valuable contributions, lending their wisdom, expertise and careful oversight to CN’s success as it has grown and prospered. The Company is deeply indebted to them and will pay them proper tribute at the AGM.” - Robert Pace, Chair of the Board of CN.

* CDP is a not-for-profit charity that runs the global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts.

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investors
Sean Finn	Paul Butcher
Executive Vice-President Chief Legal	Vice-President
Officer and Corporate Secretary
Corporate Services, CN	Investor Relations, CN
514-399-8100	514-399-0052